Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 o: 202.973.8800 f: 202.973.8899

September 13, 2022

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Dietz

David Edgar

Re:	Yext, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2022

Filed March 18, 2022

Form 10-Q for the Quarterly Period Ended April 30, 2022

Filed June 9, 2022

File No. 001-38056

Ladies and Gentlemen:

On behalf of our client, Yext, Inc. (the “Company” or “Yext”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 30, 2022, concerning Yext’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2022 filed with the Commission on June 9, 2022 (the “Form 10-Q”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Defined terms used in this letter but not otherwise defined have the meaning given to them in the Form 10-Q.

Form 10-Q for the Quarterly Period Ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.	We note your response to prior comment 3 and it appears that disclosure of revenue by sales channel would provide useful context to supplement your disclosure of ARR by sales channel. Please revise your disclosures in future filings to present revenue by sales channel along with ARR by sales channel in MD&A, or further explain why you believe this disclosure is not necessary.

The Company respectfully submits that disclosure of revenue by sales channel as a supplement to ARR has limited usefulness to investors and is likely to be confusing. Given that ARR presents an annualized leading indicator of revenue in advance of when recognition occurs and excludes non-recurring items, the Company believes that presenting ARR is useful for guiding investors as to the revenue streams likely to occur. However, ARR is not directly tied to current GAAP revenue results, which represent the historical revenue recognized over the most recent period. Furthermore, ARR growth is a function of the Company’s ability to obtain new recurring agreements, whereas revenue recognition is a function of that as well as the period of time over which revenue is recognized.

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Securities and Exchange Commission

September 13, 2022

To further illustrate this, contracts that are executed partway through a reporting period are fully reflected in the determination of ARR, regardless of the amount of revenue recognized during the period. Similarly, customers who do not renew their subscriptions at any point in a given reporting period are removed from ARR, ignoring the amount of revenue recognized in the period. In addition, one-time revenue such as professional services are excluded from the determination of ARR, regardless of the amount of revenue recognized in a reporting period. As a result, significant differences may exist in the underlying composition between ARR and revenue recognized on a GAAP basis, thereby limiting the usefulness of comparing these two metrics side by side and would likely result in substantial confusion between the metrics.

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Securities and Exchange Commission

September 13, 2022

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If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (202) 973-8823 or mlabriola@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Labriola

Michael C. Labriola

cc:	Yext, Inc.

Daryl Bond

Ho Shin